February 7, 2012

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Amanda Ravitz, Aslynn Hogue and Geoff Kruczek

Re:	SG Blocks, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-178321

To Whom It May Concern:

We acknowledge receipt of the letter of comment dated February 7, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SG Blocks, Inc. (“SG Blocks”) and provide the following response on SG Blocks’ behalf.  Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”).  The page references are to the filed version of Amendment No. 2.  Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 2.  Our responses are numbered to correspond to your comments.

Prospectus Summary, page 1

1.
We note your response to prior comment 2 and your revised disclosure on pages 4 and 26.  If you believe that you will not have sufficient cash to fund operations for the next twelve months, as indicated on those pages, please revise to state so directly in your summary.

Response

The Prospectus Summary has been revised to include the requested disclosure.

Exhibit 5.1

2.
With a view toward a clarified opinion, please ask counsel to tell us how it concluded all “the Shares” are validly issued given that the prospectus cover page indicates a portion of the shares will be resold only upon exercise of warrants.  Please also ask counsel to explain the assumption in the penultimate sentence of the second paragraph.  Please refer to section II.B.3.a of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response

The opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP has been revised in accordance with the Staff’s comments to clarify that a portion of the shares will be resold only upon exercise of warrants and to delete the penultimate sentence of the second paragraph.

We believe Amendment No. 2 is responsive to the Staff’s comments.  The Company would greatly appreciate it if the Registration Statement could be declared effective by the Staff on or before February 10, 2012.  We confirm that the acceleration request will include the requested acknowledgements.

If you have any questions or request any further information, please contact either the undersigned at (212) 451-2252 or by email at kschlesinger@olshanlaw.com or Johnathan Duncan at (212) 451-2245 or by email at jduncan@olshanlaw.com.

Sincerely,

/s/ Kenneth Schlesinger
Kenneth A. Schlesinger